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                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.   20549

                          FORM 12b-25
                  NOTIFICATION OF LATE FILING

[  ] Form 10-K    [  ] Form 20-F    [  ] Form 11-K    [ x ] Form 10-Q

For the period ended June 30, 1999.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                GRAND CENTRAL SILVER MINES, INC.
                    Full Name of Registrant

                       File No.  0-17048

                 1010 Ironwood Drive, Suite 105
                  Coeur d'Alene, Idaho   83814
     Address of principal executive office, including zip.

                 PART II - RULES 12B-25 and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed.

          (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable
               effort or expense;
[ x ]     (b)  The subject annual report, semi-annual report, transition report of Form 10-K, Form 20-F, 11K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form
               10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c)  The accountant's statement or other exhibit required by
               Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

The Registrant is unable to complete the financial statements within the prescribed period.

PART IV - OTHER INFORMATION

1. Name and telephone number of person to contact in regard to this notification.

          Mike Mason
          Grand Central Silver Mines, Inc.
          1010 Ironwood Drive
          Suite 105
          Coeur d'Alene, Idaho   83814
          (208) 769-7340

2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify reports.

                         Yes x               No

3. Is its anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         Yes                 No x

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

GRAND CENTRAL SILVER MINES, INC. has caused this notification to signed on its behalf by the undersigned hereunto duly authorized, on this 13th day of August, 1999.

                              GRAND CENTRAL SILVER MINES, INC.


                              BY:  /s/ Mike Mason
                                   Mike Mason
                                   Member of the Board of Directors